June 17, 2022
Filed via EDGAR
David Irving, Sharon Blume,
Tonya Aldave and John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

Subject:	Franklin Responsibly Sourced Gold ETF (the “Fund”)
Franklin Templeton Holdings Trust (the “Registrant” or the “Trust”)
Registration Statement on Form S-1
CIK No. 0001858258

Dear Mr. Irving, Ms. Blume, Ms. Aldave and Mr. Brown:
Submitted herewith under the EDGAR system are the Fund’s updated responses to two comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) previously conveyed via written correspondence to Craig S. Tyle dated May 20, 2021.  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.
General

1.
Comment:  If applicable, as requested in our prior comment 18, please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:  The Registrant reaffirms that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized on its behalf, and the Registrant does not intend to present, or authorize anyone on its behalf to present, such communications to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Comment: As requested in our prior comment 20, please provide a copy of any fact sheet the Fund intends to use for our review if applicable.

Response:  Please see Exhibit A attached hereto. The Registrant notes that the proposed fact sheet is not intended to be published on the Fund’s website until after September 30, 2022, following the Fund’s first full calendar quarter of operations. Accordingly, the

U.S. Securities and Exchange Commission

attached is an example of the fact sheet content in draft form which omits certain performance and other information that is not yet available as the Fund has not yet commenced operations.

Please do not hesitate to contact Steve Feinour at (215) 564-8521 or Miranda Sturgis at (215) 564-8131 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary of Franklin Holdings, LLC,
Sponsor of the Registrant

Cc:	J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

U.S. Securities and Exchange Commission

EXHIBIT A

Franklin Responsibly Sourced Gold ETF (FGLD)

FRANKLIN TEMPLETON

Real Assets | Fact Sheet as of September 30, 2022

Investment Overview

FGLD seeks to reflect the performance of the price of gold bullion, less the Fund's expenses.

- **LOW COST:** Cost-effective and simple way of participating in the gold market via the NYSE Arca
- **RESPONSIBLY SOURCED:** Gold sourced from LBMA accredited refiners that are required to demonstrate their efforts to respect the environment and combat money laundering, terrorist financing and human rights abuses in accordance with the LBMA's Responsible Gold Guidance
- **LOW CORRELATION:** Gold has historically served as a diversifier relative to traditional stocks and bonds

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Growth of $10,000

Inception through September 30, 2022

Market Price Returns

$14,130
16K
14K
12K
10K
8K
6K
4K
2K
0K
Data Pending
Feb-18
Oct-18
Jun-19
Feb-20
Oct-20
Jun-21
Dec-21

The Growth of $10,000 chart reflects a hypothetical $10,000 investment based on Market Price. Assumes deduction of the fund's sponsor fee and other expenses if any.

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Inception	Date
NAV Returns	—	—	X	—	—	—	—	—	6/27/22
Market Price Return	—	—	X	—	—	—	—	—	6/27/22
Benchmark	—	—	X	—	—	—	—	—	—

Calendar Year Total Returns (%)

	20XX	20XX	20XX	20XX	20XX	20XX	20XX	20XX	20XX	20XX
NAV Returns	—	—	—	—	—	—	—	—	—	—
Market Price Return	—	—	Data Pending		—	—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Performance data represents past performance, which does not guarantee future results. Current performance may differ from figures shown. The Fund's investment return and principal value will change with market conditions, and you may have a gain or a loss when you sell your shares. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees or expenses. Brokerage commissions and fund expenses will reduce returns. Please call Franklin Templeton at (800) DIAL BEN/(800) 342-5236 or visit franklintempleton.com for the most recent month-end performance.

Net Asset Value (NAV) returns are based on the NAV of the ETF; Market Price returns are based upon the official closing price of the ETF's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 1 p.m. Pacific time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on April 19, 2021. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. JPMorgan Chase Bank, N.A., London branch ("JPMorgan"), serves as the custodian (the "Custodian") of the Fund's gold bullion. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

Fund Overview

Fund Inception Date	06/27/2022
Sponsor Fee (%)	0.15
ETF Category	Passive
Asset Class	Alternatives
Listed Exchange	NYSE Arca
NYSE Arca Ticker	FGLD
CUSIP	354 73M 105
ISIN	US35473M1053
Administrator	Bank of New York Mellon
Trustee	Delaware Trust Company
Auditor	PwC
Vault Inspector	Inspectorate Intl Ltd (Bureau Veritas)
Vault Location	London
Gold Custodian	JPMorgan Chase Bank, N.A.
Marketing Agent	Franklin Distributors, LLC

Benchmark(s)

LMBA Gold Price PM

tel: (800) DIAL BEN/342-5236 |
franklintempleton.com

Not FDIC Insured | May Lose Value | No Bank Guarantee

U.S. Securities and Exchange Commission

Franklin Responsibly Sourced Gold ETF (FGLD) September 30, 2022

What Are The Key Risks?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. **The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.** An investment in the Fund is subject to market risk with respect to the gold markets. The market price of gold bullion has been historically unpredictable, and the market price of the gold bullion held by the Fund may go up and down, sometimes rapidly or unpredictably. The Fund is not a diversified investment and, therefore, may be more volatile than other investments. An investment in the Fund is not intended as a complete investment plan. Because the Fund principally holds only gold bullion, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time.

Large-scale distress sales of gold may have a negative impact on the price of gold and reduce the value of an investment in the Fund. In addition, global or regional military conflicts or acts of aggression may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt gold trading markets and/or supply chains and result in protracted volatility, which could have an adverse effect on the value of the Fund's investments.

The value of the Fund's gold bullion holdings is generally determined based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM), as described in the prospectus. Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could have an adverse effect on the methodology used to calculate the value of an investment in the Fund. In the event that the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the Fund's NAV and the value of an investment in the Fund's shares could be adversely affected. The Fund's shares may trade at a price which is at, above or below the NAV per share.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases. An investment in the Fund's shares is not suitable for all investors. The Fund's shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Fund is subject to responsible sourcing due diligence risk. The Fund is designed to offer investors exposure to responsibly sourced gold as defined by the Fund in a pooled investment vehicle structure. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Programme and the Gold Guidance thereunder. The Fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Programme or the Gold Guidance. Accordingly, an investment in the Fund is subject to the risk that the standards as may be established or amended from time to time do not function as intended or that material violations of the standards are not detected or enforced in a timely manner or at all. The standards may be inadequate or ineffective in mitigating various risks in the LBMA gold sourcing supply chain. These risks may be more pronounced with respect to holdings of recycled gold.

Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA's Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the Fund and the Sponsor cannot guarantee all gold held by the Fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Gold Guidance. The Fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment.

The amount of gold represented by each Fund share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor's fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Fund's shares will also decline and you will lose money on your investment in Fund shares.

There are special risks related to the custody of the Fund's gold bullion. Failure by the custodian to exercise due care in the safekeeping of the Fund's gold bullion could result in a loss to the Fund.

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

ETF shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

All references to **LBMA Gold Price PM** are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Information is historical and may not reflect current or future portfolio characteristics. All portfolio holdings are subject to change. Important data provider notices and terms available at www.franklintempletondatasources.com.

© Franklin Templeton. Franklin Distributors, LLC. Member FINRA/SIPC.

Before investing, carefully consider a Fund's investment objectives, risks, charges and expenses. You can find this and other information in the prospectus, which is available for free, at www.franklintempleton.com.

Please read it carefully.

FGLD FF 9/22